

May 16, 2022

Ajay Patel
Chief Accounting Officer
Assertio Holdings, Inc.
100 South Saunders Road, Suite 300
Lake Forest, IL 60045

      Re: Assertio Holdings, Inc.
          Form 10-K filed March 10, 2022
          File No. 001-39294

Dear Mr. Patel:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing your response to these comments, we may have additional comments.

Form 10-K filed March 10, 2022

Revenue Recognition, page 39

1.   Based on the data on Schedule II on page 94, it appears that the sales allowance activity booked as a reduction to revenue decreased between 2020 and 2021 even though product sales increased 17%. The decrease also appears materially disproportionate to the change in "Deductions" reported in column 3. We also note that the ratio of your liability for accrued rebates, returns and discounts divided by quarterly sales decreased between June 30th and December 31st. Therefore it appears that there was a change in the estimates impacting this account that may have materially impacted reported revenue and/or pre-tax income. Please disclose the specific changes in estimates and assumptions that caused the decline in revenue reductions flowing through the allowance account. Quantify the corresponding impact on revenue and pre-tax income. See the guidance in Item 303(b)(3) of Regulation S-K.

2.   Please provide a rollforward in the filing that discloses activity in your liability for rebates, returns and discounts so that readers can assess the impact of the corresponding critical accounting estimates on your operating results and liquidity. For example, see the disclosure on page F-32 of your April 2020 Form S-4.

Results of Operations, page 42

3.   Please revise your discussion of selling, general and administrative expenses to quantify the impact of each contributing factor and analyze the underlying reasons. Refer to Item 303(b)(2) of Regulation S-K.

Liquidity, page 47

4.   Please disclose in the filing why inventory declined by 36% even though product sales increased 19%. Specifically address whether this is in part attributable to an estimated buildup of inventory in your distribution channels since that can reasonably be expected to materially impact future sales. We note that the inventory decrease had a 77% impact on your operating cash flows (page 57). See Item 303(b) of Regulation S-K.

5.   Please disclose why your $44 million receivables balance substantially exceeds your $32 million fourth quarter sales. Disclose the standard repayment terms given to your customers. In this regard, we note the disclosure on page 62 that "Receivables related to product sales are typically collected one to two months after delivery" and that page 40 discloses that your gross to net sales adjustments "are settled within a relatively short period of time."

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. You may contact Al Pavot at 202.551.3738 or Terence O'Brien at 202.551.3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences